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                          August 4, 2023

       Patrick Holt
       President and Chief Executive Officer
       Amarin Corporation plc
       c/o Amarin Pharma, Inc.
       440 Route 22
       Bridgewater, NJ 08807

                                                        Re: Amarin Corporation
plc
                                                            Registration
Statement on Form S-3
                                                            Filed August 2,
2023
                                                            File No. 333-273591

       Dear Patrick Holt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jacqueline Mercier,
Esq.